CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

August 12, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zix Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 13, 2013

File No. 000-17995

Dear Ms. Collins:

This letter sets forth the response of Zix Corporation (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 29, 2013 (the “Comment Letter”). As requested by the Staff, the Company will address the Staff’s comments in this response letter and on an ongoing basis in our future annual, quarterly and current reports and in our next proxy statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth our response below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Sales and Marketing, page 6

Staff Comment:

1.	We note that Google is your largest third party reseller and represented approximately 22% of new first year orders in fiscal 2012. Please advise what consideration you have given to disclosing in this section the material terms of your agreement with Google and filing the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. Also, tell us what consideration you have given to including risk factor disclosure regarding your reliance on your relationship with Google.

www.zixcorp.com 2711 N. Haskell Ave. | Suite 2200, LB 36 | Dallas, TX 75204 | phone 214 370 2000 | fax 214 515 7385

CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

U.S. Securities and Exchange Commission

August 12, 2013

Company Response:

The Company continually reviews its relationships and agreements, and consults with securities law counsel, to determine whether public disclosure is required or is appropriate.

In our review, we determined that section 601(b)(10) of Regulation S-K does not require the Company to file as an exhibit the contract underlying our reseller relationship with Google. Section 601(b)(10) requires the Company to file as an exhibit “every contract not made in the ordinary course of business which is material to the registrant.” Resellers and distributors are one of the principal channels through which we distribute our products and services. We have agreements with nearly 300 resellers and distributors. We routinely enter into these types of contracts and they are the types of contracts that ordinarily accompany our business. Accordingly, we believe that the Google contract is made in the ordinary course of our business.

We also considered whether the Google contract is one upon which our business is substantially dependent. We believe it is not. Google sales represent a small percentage of the Company’s total annual orders and our total orders backlog. New First Year Orders (“NFYOs”) is a component of our total orders and is one indicator of the growth of our backlog of subscription commitments. NFYOs represents only the first 12 months of revenue from multi-year subscription commitments. The backlog also includes orders from renewals and succeeding years’ subscription commitments. NFYOs does not represent total sales or total order backlog. We mentioned in our Annual Report on Form 10-K that Google sales represented approximately 22% of our NFYOs in 2012 – but those Google NFYOs represented only about 4% of our $48.2 million of total orders for 2012, and Google orders represented less than 3% of our $57.7 million total orders backlog at the end of 2012. In addition, Google contributed only approximately 9% of our NFYOs for the first half of 2013, which represents approximately 1% of our total orders and Google orders represented 2% of our total backlog at the end of that period. Although we value our relationship with Google, the Company’s business does not depend on our having Google as a reseller. Accordingly, we believe we are not required to disclose the material terms of our agreement with Google.

In addition, we review our risk factor and related disclosure in advance of each of our periodic filings to ensure that we are identifying and including a discussion of the most significant factors that affect our business, operations and investments in our securities. We routinely refer readers to those risk factors in our earnings announcements and other public disclosure. We included in our 10-K a risk factor titled “We increasingly rely on third party distributors to help us market our products and services, and our failure to succeed in those relationships could negatively affect our business, financial condition and financial results.” This risk factor describes our third party reseller channel and

CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

U.S. Securities and Exchange Commission

August 12, 2013

several risks relating to our reseller relationships and our distribution of products through this channel. We respectfully submit that, in light of the discussion above and our existing risk factor disclosure, a separate specific risk factor addressing our Google relationship is not warranted.

Item 3. Legal Proceedings, page 14

Staff Comment:

2.	On April 19, 2013, you announced that you had settled a lawsuit brought by RPost for alleged patent infringement. Supplementally tell us the amount and terms of the settlement agreement, any amounts accrued, the periods in which they were recognized, and the timeline of the negotiations with RPost that led to the settlement agreement. Also, tell us whether you considered including a discussion regarding this matter in your MD&A disclosures and advise why you did not disclose the settlement agreement in a Form 8-K.

Company Response:

The Company continually reviews with outside securities law counsel whether public disclosure of its litigation matters is required or appropriate. During the RPost litigation, the Company regularly considered whether disclosure about the case was required under Item 103 of Regulation S-K or otherwise. Based on the advice of patent litigation counsel, the Company determined that it was very unlikely that the outcome of the litigation would be material to the Company. The accuracy of that assessment is evident from the terms under which the Company settled the matter. Under confidential settlement terms, the Company made a one-time payment of $[*] to RPost. The Company will make no other payments for this settled litigation. The settlement imposes no constraints on the Company’s business or its technology. The Company received in the settlement a license and covenant not to sue. The case was dismissed with prejudice. On April 19, 2013, in a joint press release pursuant to the settlement terms, the Company and RPost announced that the lawsuit was settled. Nevertheless, in light of the immateriality of the cost or other impacts of the settlement on the Company, the Company determined that neither the fact of the settlement nor any of its particular terms warranted additional disclosure in a Current Report on Form 8-K or in MD&A discussion in Form 10-K. The Company did, however, disclose the costs of patent litigation in its periodic financial reports and in Current Reports under Item 2.02 of Form 8-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategy and Focus Areas, page 18

CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

U.S. Securities and Exchange Commission

August 12, 2013

Staff Comment:

3.	You list four key operating metrics utilized by management in evaluating the company: new first year orders (“NYFOs”), retention of subscribers, total orders and the ability to increase volume with minimal cost increases. You do not explain, however, why the company has chosen these metrics, how management utilizes them or the limitations inherent in them. Also, although NYFOs and total orders are quantified under the revenue subsection, the other two metrics are not. Please explain what consideration you gave to including a more robust discussion and analysis of your key metrics.

Company Response:

In our disclosure of business metrics, we routinely consider the requirements of Item 10(e)(1)(i)(D) of Regulation S-K. We considered the relative simplicity of our subscription business model in determining the extent of our discussion of our key metrics.

After reviewing and considering the Staff’s comment, we generally agree that further discussions of why the company has chosen these metrics, how management utilizes them and the limitations inherent in them may be beneficial. We will, therefore, expand our discussion of our key metrics in future filings.

We believe our key operating metrics are relatively straight forward, common business metrics. We provide explanations for unique considerations within these metrics without unduly burdening the discussions with commonly-known business definitions. We do provide definitions and further disclosure of terms, such as NFYOs, that are not common business terms. Additionally, we provide the specific components of total orders, because these components are somewhat unique to our business model.

Although we do not precisely quantify our ability to increase volume with minimal cost increases, we do discuss in MD&A in the 10-K the beneficial impact of our relatively fixed cost structure, which results from excess capacity in our data center and allows us to increase volumes with minimal cost increases. We specifically quantify in our MD&A the growth in cost of sales and in revenue, which permits readers to compare the relative growth rates in those metrics. The cost of sales and revenue discussions provide the best quantification of our ability to increase volume with minimal cost increases. In future filings we will further clarify the minimal cost increases as “minimal cost of sales increases.”

Finally, our ability to retain subscribers is best reflected in the growth of revenue and growth of our orders backlog. We quantify those metrics in our periodic disclosure. Generally speaking, based on the average length of our subscription agreements, only

CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

U.S. Securities and Exchange Commission

August 12, 2013

about 10- 15% of our contracted revenue is up for renewal in any given quarter. All of the remaining contracts – those not up for renewal – represent retained revenue for the period. For internal management purposes we also measure renewals as the change in revenue related to customers whose subscriptions come up for renewal during a period. Price increases or decreases at renewal affect this metric. For example, renewals of all agreements that were expiring during a given period, with no changes to the annualized subscription revenue, would equal a 100% renewal rate for that period. This internal renewal measure can be highly variable. The renewal opportunity from period to period can vary considerably based on the quantity and dollar value of the particular contracts that come up for renewal during a given period. The mix of contract lengths (one to five years) affects the number and dollar value of the contracts that come up for renewal during a given period. Seasonality in sales activity in prior years can result in fewer contracts coming up for renewal during some months of the succeeding years. Accordingly, the loss of revenue from one large customer in a period in which relatively few contracts come up for renewal can have a disproportionately large percentage impact on the renewal rate for that period. Accordingly, management considers this renewal metric as trend information – which is indicative of revenue retention over multiple quarters, such as on a trailing twelve month basis. Accordingly, we believe additional quantification of the renewal metric – beyond our disclosure of revenue growth and orders backlog growth – is not warranted.

Results of Operations

Revenue, page 22

Staff Comment:

4.	You state that your growth model seeks to continually add new users to the subscriber base, while at the same time retaining a high percentage of existing subscribers whose subscriptions are up for renewal. Tell us what consideration you gave to providing quantified information regarding the number of new users and the renewal rate percentage for each period.

Company Response:

Our growth model is based on growth of in revenue and backlog, rather than growth in the number of users. The price-per-user that we charge a customer may vary depending on competitive factors, such as the number of user licenses that the customer purchases. Customers receive volume discounts for larger numbers of end user licenses. We believe new first year orders (NFYOs), revenue growth and backlog growth are better indicators of growth than is the change in number of users.

CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

U.S. Securities and Exchange Commission

August 12, 2013

As described in response 4, our ability to retain subscribers is best reflected in the growth of revenue and growth of our orders backlog. We quantify those metrics in our periodic disclosure.

Notes to Consolidated Financial Statements

Note 4. Stock Options and Stock-based Employee Compensation

Accounting Treatment, page F-11

Staff Comment:

5.	We note that you continue to use the simplified method to determine the expected life of your stock options as your historical data does not provide a reasonable basis on which to estimate the expected term. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term. Also, tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

Company Response:

The Company does not believe that it has sufficient historical option exercise data to provide a reasonable basis upon which to estimate the term of its stock option grants due to the following factors:

•

During 2010 the Company wound down the operations of one of its two product lines, resulting in a significant reduction in force that triggered a short-term increase in option exercise activity from former employees.

•	During 2010 and 2011 there were approximately 2.3 million option exercises of which approximately 64% were exercised by former employees.

•	In 2012 there were less than 200,000 options exercised and 43% of these options exercises were executed by former employees.

Our historical option exercise data therefore is not an accurate predictor of future exercise volumes. In addition, the Company’s stock price has been highly volatile over the past 10 years, ranging between $18.55 and $0.51 with a volatility index of 71%. Option exercise prices have varied from $11.00 to $1.11 over that period. These factors indicate that the historical data is an insufficient and inappropriate basis upon which to estimate the expected term of our outstanding options. The Company, therefore, utilizes the simplified method for determining the expected term of stock options granted.

CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

U.S. Securities and Exchange Commission

August 12, 2013

Through the first half of 2013 there were approximately 330,000 options exercised and only 22% of those were exercised by former employees. We believe the option exercise activity in the first half of 2013 reflects lower volatility in our stock price and a higher average stock price during the first half of 2013 compared to the prior two years. If this trend continues, we believe the historical data upon which to estimate our expected term will be available in the next 12 to 18 months. We will evaluate quarterly whether we have obtained sufficient historical information to estimate the expected term of then-outstanding stock options.

Note 6. Receivables, net

Staff Comment:

6.	Please clarify whether you still net the unpaid portion of deferred revenue against gross accounts receivable in your consolidated balance sheets as previously explained in your response to comment 6 in your letter dated December 11, 2009. If so, tell us how this is reflected in your footnote disclosures. In this regard, we note that you previously presented a separate line item in your receivables footnote for “unpaid portion of deferred revenue.” To the extent that your balance sheet presentation has not changed, please revise your footnote disclosures in future filings, to separately present gross accounts receivable and the unpaid portion of deferred revenue.

Company Response:

Yes, we net the unpaid portion of deferred revenue against gross accounts receivable in our consolidated balance sheet. In consideration of input received from the Staff in 2009, we modified our footnote by removing the reference to our gross accounts receivable and instead disclosed our accounts receivable net of allowances for returns and doubtful accounts in this disclosure. We will revise our Receivables footnote in future filings to separately present gross accounts receivable and the unpaid portion of deferred revenue.

Part III (Incorporated by Reference from the Definitive Proxy Statement Filed May 3, 2013)

Directors, page 8

Staff Comment:

7.	In regard to Messrs. Bonney and Dailey, please disclose the specific “experience, qualifications, attributes or skills” that led the company to conclude that each individual should serve as a director. Notwithstanding the fact that these directors were nominated pursuant to the terms of the Meldrum Group Shareholders Agreement, you must discuss the qualifications of each individual who was selected as a director. Refer to Item 401(e) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY ZIX CORPORATION

U.S. Securities and Exchange Commission

August 12, 2013

Company Response:

In future filings, the Company will comply with Item 401 (e) of Regulation S-K with respect to all persons serving as directors or nominated for election as a director, including the specific “experience, qualifications, attributes or skills” that led the Company to conclude that each individual should serve as a director.

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing addresses the Commission’s comments. Please call our Chief Financial Officer, Michael W. English at (214) 370- 2025, if you have any questions regarding the foregoing. Thank you.

Very truly yours,

/s/ James F. Brashear

James F. Brashear

Vice President and General Counsel